EXHIBIT 99.1

FORM OF EXCHANGE AGENCY AGREEMENT

____________, 2004

JPMorgan Chase Bank, as Exchange Agent
Institutional Trust Services
4 New York Plaza, 15th Floor
New York, New York 10004

Ladies and Gentlemen:

     Southwestern Public Service Company, a New Mexico corporation (the “Company”), proposes to make an offer (the “Exchange Offer”) to exchange any and all of its outstanding Series C Senior Notes, 6% due 2033 (the “Original Senior Notes”) for its Series D Senior Notes, 6% due 2033 (the “Exchange Senior Notes”). The terms and conditions of the Exchange Offer as currently contemplated are set forth in a prospectus, dated      , 2004 (as the same may be amended or supplemented from time to time, the “Prospectus”), to be distributed to all record holders of the Original Senior Notes. A copy of the Prospectus is attached hereto as Exhibit A. The Original Senior Notes were, and subject to the satisfaction of the terms and conditions of the Exchange Offer the Exchange Senior Notes will be, issued pursuant to the Indenture dated as of February 1, 1999, as supplemented and to be supplemented by various supplemental indentures, between the Company and JPMorgan Change Bank, as successor in interest to The Chase Manhattan Bank, as trustee (the “Trustee”). The Original Senior Notes and the Exchange Senior Notes are collectively referred to herein as the “Securities.” Capitalized terms used but not defined herein shall have the same meaning given them in the Prospectus.

     A copy of each of the form of the Letter of Transmittal, the form of the Notice of Guaranteed Delivery, the form of letter to clients and the form of letter to brokers to be used in connection with the Exchange Offer are attached hereto as Exhibit B.

     The Company hereby appoints JPMorgan Chase Bank to act as exchange agent (the “Exchange Agent”) in connection with the Exchange Offer and, by executing this Exchange Agency Agreement, JPMorgan Chase Bank hereby accepts such appointment. References hereinafter to “you” shall refer to the Exchange Agent.

     The Exchange Offer is expected to be commenced by the Company on or about      , 2004. The Letter of Transmittal accompanying the Prospectus (or in the case of book-entry securities, the ATOP system) is to be used by the holders of the Original Senior Notes to accept the Exchange Offer and contains instructions with respect to (i) the delivery of certificates for Original Senior Notes tendered in connection therewith and (ii) the book-entry transfer of Securities to the Exchange Agent’s account.

     The Exchange Offer shall expire at 5:00 p.m., New York City time, on      , 2004 or on such later date or time to which the Company may extend the Exchange Offer (the “Expiration Date”). Subject to the terms and conditions set forth in the Prospectus, the Company expressly reserves the right to extend the Exchange Offer from time to time by giving oral (to be confirmed in writing) or written notice to you before 9:00 a.m., New York City time, on the Business Day following the previously scheduled Expiration Date.

     The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Original Senior Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified in the Prospectus under the caption “The Exchange Offer — Conditions to the Exchange Offer.” The Company will give you prompt oral (confirmed in writing) or written notice of any amendment or termination of the Exchange Offer or nonacceptance of Original Senior Notes; provided, however, that the Company’s obligation to pay the reasonable fees and expenses of the Exchange Agent as set forth in Schedule I shall survive such amendment or termination of the Exchange Offer or nonacceptance of Original Senior Notes.

     In carrying out your duties as Exchange Agent, you are to act in accordance with the following instructions:

     1. You will perform such duties and only such duties as are specifically set forth in the section of the Prospectus captioned “The Exchange Offer” or in the Letter of Transmittal or as specifically set forth herein; provided, however, that in no way will your general duty to act in good faith be discharged by the foregoing.

     2. You will establish an account with respect to the Original Senior Notes at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Exchange Offer as soon as practicable after the execution of this Exchange Agency Agreement, and any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry delivery of the Original Senior Notes by causing the Book-Entry Transfer Facility to transfer such Original Senior Notes into your account in accordance with the Book Entry Transfer Facility’s procedure for such transfer.

     3. You are to examine each of the Letters of Transmittal and certificates for Original Senior Notes (or confirmation of book-entry transfer into your account at the Book-Entry Transfer Facility) and any other documents received by you from or for holders of the Original Senior Notes to ascertain whether: (i) on their face the Letters of Transmittal and any such other documents are duly executed and properly completed in accordance with instructions set forth therein and (ii) the Original Senior Notes have otherwise been properly tendered in accordance with the terms of the Exchange Offer. In each case where the Letter of Transmittal or any other document has been improperly completed or executed or any of the certificates for Original Senior Notes are not in proper form for transfer or some other irregularity in connection with the acceptance of the Exchange Offer exists, you will, if in your reasonable determination the time available to you permits, endeavor to inform such tendering holders of the need for fulfillment of all requirements and to take any other action as may be necessary or advisable to cause such irregularity to be corrected.

     4. With the approval of any person designated in writing by the Company (a “Designated Officer”) (such approval, if given orally, to be confirmed in writing) or any other party designated by any such Designated Officer in writing, you are authorized to waive any irregularities in connection with any tender of Original Senior Notes pursuant to the Exchange Offer. Determination of all questions as to the proper completion or execution of a Letter of Transmittal or Notice of Guaranteed Delivery or as to the proper form for transfer of the certificates of the Original Senior Notes or as to any other irregularity in connection with the acceptance of such documents shall be made by the Company, in its sole discretion; provided, however, that any discretion by the Company to accept a nonconforming Letter of Transmittal or Notice of Guaranteed Delivery shall be set forth in an officer’s certificate of the Company.

     5. Tenders of Original Senior Notes may be made only as set forth in the Letter of Transmittal and in the section of the Prospectus captioned “The Exchange Offer — Procedures for Tendering,” and Original Senior Notes shall be considered properly tendered to you only when tendered in accordance with the procedures set forth therein. Determination of all questions as to the proper completion or execution of a Letter of Transmittal or Notice of Guaranteed Delivery or as to the proper form for transfer of the certificates of the Original Senior Notes or as to any other irregularity in connection with the acceptance of such documents shall be made by the Company, in its sole discretion; provided, however, that any discretion by the Company to accept a nonconforming Letter of Transmittal or Notice of Guaranteed Delivery shall be set forth in an officer’s certificate of the Company.

     Notwithstanding the provisions of this paragraph 5, Original Senior Notes that any Designated Officer of the Company shall approve as having been properly tendered shall be considered to be properly tendered. Such approval, if given orally, shall be confirmed in writing.

     6. You shall advise the Company with respect to any Original Senior Notes received subsequent to the Expiration Date and accept their instructions with respect to disposition of such Original Senior Notes.

     7. You shall accept tenders:

(a)	in cases where the Original Senior Notes are registered in two or more names only if signed by all named holders;

(b)	in cases where the signing person (as indicated on the Letter of Transmittal) is acting in a fiduciary or a representative capacity only when proper evidence of such person’s authority to so act is submitted; and

(c)	from persons other than the registered holder of Original Senior Notes provided that customary transfer requirements are satisfied.

     You shall accept partial tenders of Original Senior Notes where so indicated and as permitted in the Letter of Transmittal and deliver certificates or Original Senior Notes to the transfer agent for division and return any untendered Original Senior Notes to the holder (or such other person as may be designated in the Letter of Transmittal) as promptly as practicable after expiration or termination of the Exchange Offer. Any additional handling, copy or retention requests from the Company shall be at the expense of the Company.

     8. Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will notify you (such notice, if given orally, to be confirmed in writing) of its acceptance, promptly after the Expiration Date, of all Original Senior Notes properly tendered and, upon authentication of the Exchange Senior Notes by the Trustee, you, on behalf of the Company, will exchange such Original Senior Notes for Exchange Senior Notes provided to you by or on behalf of the Company and cause such Original Senior Notes to be delivered to the Trustee for cancellation. Upon authentication of the Exchange Senior Notes by the Trustee, you shall deliver Exchange Senior Notes on behalf of the Company at the rate of $1,000 principal amount of Exchange Senior Notes for each $1,000 principal amount of the corresponding series of Original Senior Notes tendered promptly after notice (such notice, if given orally, to be confirmed in writing) of acceptance of said Original Senior Notes by the Company; provided, however, that in all cases, Original Senior Notes tendered pursuant to the Exchange Offer will be exchanged only after timely receipt by you of certificates for such Original Senior Notes (or confirmation of book-entry transfer into your account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees and any other required documents. The Company shall issue Exchange Senior Notes only in increments of $1,000. Original Senior Notes may be tendered in whole or in part in increments of $1,000, provided that if any Original Senior Notes are tendered for exchange in part, the untendered principal amount thereof must be in increments of $1,000.

     9. Tenders pursuant to the Exchange Offer are irrevocable, except that, subject to the terms and upon the conditions set forth in the Prospectus and the Letter of Transmittal, Original Senior Notes tendered pursuant to the Exchange Offer may be withdrawn at any time on or prior to the Expiration Date.

     10. The Company shall not be required to exchange any Original Senior Notes tendered if any of the conditions set forth in the Exchange Offer are not met. Notice of any decision by the Company not to exchange any Original Senior Notes tendered shall be given orally (and promptly confirmed in writing) by the Company to you.

     11. If, pursuant to the Exchange Offer, the Company does not accept for exchange all or part of the Original Senior Notes tendered because of an invalid tender, the occurrence of certain other events set forth in the Prospectus under the caption “The Exchange Offer — Conditions to the Exchange Offer” or otherwise, you shall promptly after the expiration or termination of the Exchange Offer return those certificates of Original Senior Notes not accepted for exchange (or effect appropriate book-entry transfer), together with any related required documents and the Letters of Transmittal relating thereto that are in your possession, to the persons who deposited them. You will have no liability whatsoever for returning any certificates of Original Senior Notes together with any related required documents and the Letters of Transmittal relating thereto pursuant to this Paragraph 11, provided that such returns are properly made in accordance with the terms of the Exchange Offer.

     12. All certificates for reissued Original Senior Notes, unaccepted Original Senior Notes or Exchange Senior Notes shall be forwarded: (a) by first-class certified mail, return receipt requested, under a blanket surety bond at the direction and expense of the Company protecting you and the Company from loss or liability arising out of the non-receipt or non-delivery of such certificates; (b) by registered mail insured separately by you at the expense of the Company, protecting you and the Company from loss or liability arising out of the non- receipt or non-delivery of such certificates; or (c) by effectuating appropriate book-entry transfer.

     13. You are not authorized to pay or offer any concessions, commissions or solicitation fees to any broker, dealer, bank or other persons or to engage or utilize any person to solicit tenders.

     14. As Exchange Agent hereunder, you:

(a)	shall have no duties or obligations other than those specifically set forth in the section of the Prospectus captioned “The Exchange Offer” or in the Letter of Transmittal or as specifically set forth herein or as may be subsequently agreed to in writing by you and the Company;

(b)	will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any of the certificates or the Original Senior Notes or Exchange Senior Notes represented thereby deposited with you or issued pursuant to the Exchange Offer, and will not be required to and will make no representation as to the validity, value or genuineness of the Exchange Offer, the Prospectus or the Letter of Transmittal or any other disclosure materials delivered in connection therewith;

(c)	shall not be obligated to take any legal action hereunder; if, however, you determine to take any legal action hereunder, and, where the taking of such action might, in your judgment, subject or expose you to any expense or liability, you shall not be required to act unless you shall have been furnished with an indemnity from the Company satisfactory to you;

(d)	may rely on, and be fully authorized and protected in acting or failing to act upon, any certificate, instrument, opinion, direction, officer’s certificate of the Company, notice, letter, telegram, telex, facsimile transmission or other document or security delivered to you and believed by you to be genuine and to have been signed by the proper party or parties;

(e)	may reasonably act upon any tender, statement, request, agreement or other instrument whatsoever not only as to its due execution and validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which you shall in good faith believe to be genuine or to have been signed or represented by a proper person or persons;

(f)	may rely on, and shall be authorized and protected in acting or failing to act upon, the written, telephonic and oral instructions with respect to any matter relating to you acting as Exchange Agent covered by this Agreement (or supplementing or qualifying any such actions) of officers of the Company;

(g)	may consult with counsel satisfactory to you, including counsel for the Company, with respect to any questions relating to your duties and responsibilities and the advice or opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by you hereunder in good faith and in accordance with the advice or opinion of such counsel;

(h)	are not authorized, and shall have no obligation, to pay any brokers, dealers or soliciting fees to any person;

(i)	shall not advise any person tendering Original Senior Notes pursuant to the Exchange Offer as to the wisdom of making such tender or as to the market value or decline or appreciation in market value of any Original Senior Notes;

(j)	shall not be liable or responsible for any recital or statement contained in the Prospectus, Letter of Transmittal or Notice of Guaranteed Delivery to the extent such recitals or statements were not provided by you to the Company in connection with your duties under this Exchange Agency Agreement; and

(k)	shall not be liable or responsible for any failure on the part of the Company to comply with any of its covenants and obligations relating to the Exchange Offer, including without limitation obligations under applicable securities laws.

     15. You shall take such action as may from time to time be requested by the Company or its counsel or any Designated Officer of the Company (and such other action as you may reasonably deem appropriate) to furnish copies of the Prospectus, Letter of Transmittal and the Notice of Guaranteed Delivery or such other forms as may be approved and provided to you from time to time by the Company, to all persons requesting such documents and to accept and comply with telephone requests for information relating to the Exchange Offer, provided that such information shall relate only to the procedures for accepting (or withdrawing from) the Exchange Offer. The Company will furnish you with copies of such documents at your request. All other requests for information relating to the Exchange Offer shall be directed to the Company, Attention: Vice President and Chief Financial Officer.

     16. You shall advise by facsimile transmission or telephone, and promptly thereafter confirm by email or in other writing to the Vice President and Chief Financial Officer of the Company (email: ben.fowke@xcelenergy.com), and such other person or persons as the Company may request, daily (and more frequently during the week immediately preceding the Expiration Date and if otherwise requested by the Company) up to and including the Expiration Date, as to the aggregate principal amount of Original Senior Notes which have been tendered pursuant to the Exchange Offer and the items received by you pursuant to this Agreement, separately reporting and giving cumulative totals as to items properly received and items improperly received. In addition, you will also inform, and cooperate in making available to, the Company or any such other person or persons, upon oral request (promptly confirmed in writing) made from time to time on or prior to the Expiration Date, such other information as it or such person reasonably requests. Such cooperation shall include, without limitation, the granting by you to the Company and such person as the Company may request, of access to those persons on your staff who are responsible for receiving tenders, in order to ensure that immediately prior to the Expiration Date the Company shall have received information in sufficient detail to enable it to decide whether to extend the Exchange Offer. You shall prepare a final list of all persons whose tenders were accepted, the aggregate principal amount of Original Senior Notes tendered, the aggregate principal amount of Original Senior Notes accepted and deliver said list to the Company promptly after the Expiration Date.

     17. Letters of Transmittal and Notices of Guaranteed Delivery received by you shall be stamped by you as to the date and the time of receipt thereof and shall be preserved by you for a period of time at least equal to the period of time you preserve other records pertaining to the transfer of securities.

     18. You hereby expressly waive any lien, encumbrance or right of set-off whatsoever that you may have with respect to funds deposited with you for the payment of transfer taxes by reasons of amounts, if any, borrowed by the Company, or any of its subsidiaries or affiliates pursuant to any loan or credit agreement with you or for compensation owed to you hereunder.

     19. For services rendered as Exchange Agent hereunder, you shall be entitled to the compensation set forth on Schedule I attached hereto, plus reasonable out-of-pocket expenses and reasonable attorneys’ fees, incurred in connection with your services hereunder, within thirty days following receipt by the Company of an itemized statement of such expenses and fees in reasonable detail. This paragraph 19 shall survive any termination of this Exchange Agency Agreement.

     20. (a) The Company covenants and agrees to indemnify and hold you (which for purposes of this paragraph shall include your directors, officers and employees) harmless in your individual capacity and in your capacity as Exchange Agent hereunder from and against any and all loss, liability, cost, damage, expense and claim, including but not limited to reasonable attorneys’ fees and expenses, incurred by you as a result of, arising out of or in connection with any action taken (or omitted to be taken at the direction of the Company) by you in performance of your duties under this Agreement or the compliance by you with the instructions set forth herein or delivered hereunder or delivered to you by the Company in connection with the Exchange Offer subsequent to the date of this Agreement; provided, however, that in the event that any question or dispute arises with respect to your duties described under Paragraphs 4 and 5 hereof or with respect to other matters that are deemed by you in good faith to require the instruction or direction of the Company, unless instructed or directed by the Company, you shall not be required to act, and shall be held harmless and indemnified for any loss, liability, costs, damage, expense or claim arising out of such refusal to act, until receiving such instruction or direction; provided further, however, that the Company shall not be liable for indemnification or otherwise, or hold you harmless, for any loss, liability, costs, damage, expense or claim arising out of your bad faith, gross negligence or willful misconduct. You shall use your best efforts to notify the Company of the written assertion of a claim against you or of any other action commenced against you, promptly after you shall have received such written assertion of a claim or notice of such commencement, giving information as to the nature and basis of the claim; provided, however, that your failure to so notify shall not affect the obligations hereunder of the Company unless and to the extent such failure to notify the Company results in the forfeiture by the Company of substantial rights and defenses. The Company shall be entitled to participate at its own expense in the defense of any such claim or other action, and, if the Company so elects, the Company may assume the defense of any suit brought to enforce any such claim; provided, that the Company shall not be entitled to assume the defense of any such action if the named parties to such action include both the Company and you and representation of both parties by the same legal counsel would, in the written opinion of counsel reasonably suitable to you, be inappropriate due to actual or potential conflicting interests between them. In the event that the Company shall assume the defense of any such suit or threatened action in respect of which indemnification may be sought hereunder, the Company shall not be liable for the fees and expenses of any counsel thereafter retained by you. The Company shall not be liable under this paragraph for the fees and expenses of more than one legal counsel for you.

(b)	You agree that, without the prior written consent of the Company (which consent shall not be unreasonably withheld), you will not settle, compromise or consent to the entry of any pending or threatened claim, action, or proceeding in respect of which indemnification could be sought in accordance with the indemnification provisions of this Agreement (whether or not you or the Company or any of its directors or controlling persons is an actual or potential party to such claim, action or proceeding).

     21. The Company understands that you are required in certain instances to deduct 30% of the amounts to be paid with respect to interest paid on the Exchange Senior Notes and proceeds from the sale, exchange, redemption or retirement of the Exchange Senior Notes from holders who have not supplied their correct Taxpayer Identification Number or required certification. You will remit any such funds to the Internal Revenue Service in accordance with applicable regulations.

     22. You shall notify the Company of the amount of any transfer taxes of which you have actual knowledge are payable in respect of the exchange of Original Senior Notes.

     23. This Agreement and your appointment as Exchange Agent hereunder shall be construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state, and without regard to conflicts of law principles, and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of each of the parties hereto, and no other person shall have any rights hereunder.

     24. The Company represents and warrants that (a) it is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, (b) the making and consummation of the Exchange Offer, the execution and delivery of this Exchange Agency Agreement and the performance of all the transactions contemplated by the Exchange Offer have been duly authorized by all necessary corporate action and will not result in a breach or constitute a default under the Amended and Restated Articles of Incorporation of the Company, or any material indenture, agreement or instrument to which it is a party or is bound, (c) this Exchange Agency Agreement has been duly executed and delivered by the Company and constitutes its legal, valid, binding and enforceable obligation, (d) the consummation of the Exchange Offer as contemplated in the Prospectus will comply in all material respects with all applicable requirements of law and (e) to its knowledge, there is no litigation pending or threatened as of the date hereof in connection with the Exchange Offer.

     25. The parties hereto hereby irrevocably submit to the venue and jurisdiction of any New York State or federal court sitting in the Borough of Manhattan in New York City in any action or proceeding arising out of or relating to this Exchange Agency Agreement and the parties hereby irrevocably agree that all claims in respect of such action or proceeding arising out of or relating to this Exchange Agency Agreement shall be heard and determined in such a New York State or federal court. The parties hereby consent to and grant to any such court jurisdiction over the persons of such parties and over the subject matter of any such dispute and agree that delivery or mailing of any process or other papers in the manner provided herein, or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.

     26. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

     27. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

     28. This Agreement shall not be deemed or construed to be modified, amended, rescinded, canceled or waived, in whole or in part, except by a written instrument signed by a duly authorized representative of the party to be charged. This Agreement may not be modified orally.

     29. Unless otherwise provided herein, all notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be given to such party, addressed to it, at its address or facsimile number set forth below:

If to the Company:	Southwestern Public Service Company
c/o Xcel Energy Inc.
800 Nicollet Mall, 30th Floor
Minneapolis, Minnesota 55401
Facsimile: (612) 330-5500
Attention: Corporate Secretary

With a copy to:	Jones Day
77 W. Wacker
Chicago, Illinois 60601
Facsimile: (312) 782-8585
Attention: Robert J. Joseph, Esq.

If to the Exchange Agent:	JPMorgan Chase Bank, as Exchange Agent
4 New York Plaza, 15th Floor
New York, New York 10004
Facsimile: (212) 623-6167
Attention: Institutional Trust Services

With a copy to:	Kelley Drye & Warren LLP
101 Park Avenue
New York, New York 10178
Facsimile: (212) 808-7897
Attention: David E. Retter, Esq.

     30. Unless terminated earlier by the parties hereto, this Agreement shall terminate 90 days following the Expiration Date. Notwithstanding the foregoing, Paragraphs 19, 20 and 21 shall survive the termination of this Agreement. Upon any termination of this Agreement, you shall promptly deliver to the Company any certificates for Securities, funds or property then held by you as Exchange Agent under this Agreement and you shall be relieved and discharged of any further responsibilities with respect to your duties hereunder.

     31. This Agreement shall be binding and effective as of the date hereof.

     Please acknowledge receipt of this Agreement and confirm the arrangements herein provided by signing and returning the enclosed copy.

SOUTHWESTERN PUBLIC SERVICE COMPANY

By:

Name:

Title:

Accepted as of the date first above written:

JPMORGAN CHASE BANK

By:

Name:

Title:

SCHEDULE I

FEES

SCHEDULE OF FEES
FOR
SOUTHWESTERN PUBLIC SERVICE COMPANY

Exchange of
Series D Senior Notes, 6% due 2033
For any and all outstanding
Series C Senior Notes, 6% due 2033

1. Exchange Agent Fee: $5,000

     Covers review of the Letter of Transmittal, the Exchange Agent Agreement and other related documentation; establishment of accounts and systems link with depositories; operational and administrative charges and time spent in connection with the review, receipt and processing of Letters of Transmittal, Agent’s Messages and Notices of Guaranteed Delivery.

     Out-of-pocket expenses and disbursements, including your reasonable counsel fees, incurred in the performance of your duties will be added to the billed fees.

     Fees for any services not specifically covered in this or other applicable schedules will be based on an appraisal of services rendered.